UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of April 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 10 April 2003 announcing Related Company Financing
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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                   QUINENCO OBTAINS RELATED COMPANY FINANCING

April 10, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) informed the Superintendency of Securities and Insurance (SVS) today that its wholly-owned subsidiary, Hidroindustriales Overseas Company, had obtained a US$19 million loan from Andsberg Finance Corporation Ltd., a financial entity organized under the laws of Bermuda, related to Quinenco's controlling shareholder, Mr. Andronico Luksic Abaroa.

The loan, which was carried out at arms' length and is in line with current market conditions in Chile, matures in April of 2006 and bears an annual interest rate of LIBOR + 1.83%. The loan is not guaranteed by collateral and contains terms and conditions similar to those normally undertaken by the Company in existing credit agreements.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez
                                            ------------------------------------

                                            Name: Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: April 10, 2003